SCHEDULE 13D/A

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT: 10/10/2022

1. NAME OF REPORTING PERSON

Bulldog Investors, LLP

2. CHECK THE BOX IF MEMBER OF A GROUP	a[]
b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS

WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) AND 2(e)	[]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

DE

7. SOLE VOTING POWER

0

8. SHARED VOTING POWER

533,436

9. SOLE DISPOSITIVE POWER

0

10. SHARED DISPOSITIVE POWER

533,436

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

533,436(Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES	[]

13. PERCENT OF CLASS REPRESENTED BY ROW 11

4.77%

14. TYPE OF REPORTING PERSON

IA

1. NAME OF REPORTING PERSON

Phillip Goldstein

2. CHECK THE BOX IF MEMBER OF A GROUP	a[]
b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS

WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) AND 2(e)	[]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

USA

7. SOLE VOTING POWER

0

8. SHARED VOTING POWER

868,785

9. SOLE DISPOSITIVE POWER

0

10. SHARED DISPOSITIVE POWER

868,785

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

868,785 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES	[]

13. PERCENT OF CLASS REPRESENTED BY ROW 11

7.77%

14. TYPE OF REPORTING PERSON

IN

1. NAME OF REPORTING PERSON

Andrew Dakos

2. CHECK THE BOX IF MEMBER OF A GROUP	a[]
b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS

WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) AND 2(e)	[]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

USA

7. SOLE VOTING POWER

0

8. SHARED VOTING POWER

868,785

9. SOLE DISPOSITIVE POWER

0

10. SHARED DISPOSITIVE POWER

868,785

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

868,785 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES	[]

13. PERCENT OF CLASS REPRESENTED BY ROW 11

7.77%

14. TYPE OF REPORTING PERSON

IN

Item 1. SECURITY AND ISSUER

This constitutes Amendment #2 to the schedule 13D filed August 22, 2022. Except as specifically set forth herein, the Schedule 13D remains unmodified.

ITEM 4. PURPOSE OF TRANSACTION

See exhibit A. Letter to Shareholders.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) As per the N-CSRS filed on 08/05/2022 there were 11,179,969 shares of common stock outstanding as of 5/31/2022. The percentages set forth herein were derived using such number. Phillip Goldstein and Andrew Dakos own Bulldog Investors, LLP, a registered investment advisor. As of October 11, 2022 Bulldog Investors, LLP is deemed to be the beneficial owner of 533,436 shares of DEX (representing 4.77% of DEX's outstanding shares) solely by virtue of Bulldog Investors LLP's power to direct the vote of, and dispose of, these shares.

As of October 11, 2022, each of Messrs. Goldstein and Dakos is deemed to be the beneficial owner of 868,785 shares of DEX (representing 7.77% of DEX's outstanding shares) by virtue of their power to direct the vote of, and dispose of, these shares.

(b) Bulldog Investors, LLP has sole power to dispose of and vote 0 shares. Bulldog Investors, LLP has shared power to dispose of and vote 533,436 shares. Certain of Bulldog Investors, LLP's clients (none of whom beneficially own more than 5% of DEX's shares) share this power with Bulldog Investors, LLP. Messrs. Goldstein and Dakos are partners of Bulldog Investors, LLP. Messrs. Goldstein and Dakos have shared power to dispose of and vote an additional 335,349 shares.

(c) Since the last filing on 9/20/22 the following shares of DEX were bought:

Date	Shares	Price
9/20/2022	7,696	7.4800
9/20/2022	7,971	7.4912
9/21/2022	829	7.5188
9/22/2022	3,877	7.3859
9/26/2022	1,200	7.0374
9/28/2022	5,400	7.0560
10/4/2022	2,534	7.3837
10/5/2022	6,509	7.3874

d) Clients of Bulldog Investors, LLP and a closed-end investment company for which Messrs. Goldstein and Dakos have investment authority are entitled to receive any dividends or sales proceeds.

e) N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

N/A

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit A

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 10/12/2022

By:	/s/ Phillip Goldstein
Name:	Phillip Goldstein

By:	/s/ Andrew Dakos
Name:	Andrew Dakos

Bulldog Investors, LLP
By:	/s/ Andrew Dakos
Andrew Dakos, Partner

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.

To:	Stockholders Of Delaware Enhanced Global Dividend And Income Fund (DEX)
From:	Phillip Goldstein
Chairman of Special Opportunities Fund and High Income Securities Fund

Date:	October 10, 2022

PROTECT THE VALUE OF YOUR INVESTMENT.

PLEASE READ THIS MEMO CAREFULLY – AND DO NOT VOTE!

JUST IGNORE ANY REQUEST TO VOTE YOUR SHARES.

The Board of Trustees of DEX is sending proxies asking stockholders to approve a merger of our Fund into another closed-end fund, ABRDN Global Dynamic Dividend Fund (AGD) at a special meeting on November 9, 2022. It has also hired a proxy solicitor to try to contact stockholders to ask them to vote in favor of the proposed merger.

You should know that the real beneficiary of the proposed merger is not you or me. It is DEX’s investment manager, Delaware Management Company (DMC), which is looking to cash out at our expense. DMC stands to collect a cash payment likely totaling millions of dollars from ABDRN if the merger is completed. Exactly how much they don’t say but the stockholders of DEX will apparently not get one penny of it.

So what will we stockholders give up in order for DMC to be able to walk away with its cash reward? For one thing, the Trustees currently have a commitment to conduct a tender offer each year for shares of the Fund if they trade at an average discount of more than 10% for a certain period of time. This policy is intended to control the trading discount of DEX from its net asset value. If DEX merges into AGD, that policy will no longer be in effect and we will lose that protection if the discount of AGD exceeds 10%.

Another important benefit we would be giving up in a merger is the power to hold management readily accountable for our Fund’s poor performance. Currently, stockholders of DEX can replace the entire Board of Trustees each year. Stockholders of AGD can only replace one-third of its directors each year.

Why did our Board of Trustees agree to sell us down the river? We think the answer is that each of the so-called independent trustees serves on the boards of almost 150 funds managed by DMC and they each make from $343,000 to $531,000 per year for doing so. Do you think they might be inclined to go along with whatever is in DMC’s best interest even if it is not in our best interest?

We think so. Why else have they not disclosed the disadvantages to stockholders of the proposed merger or the amount of money DMC is slated to receive from ABRDN? Stockholders of DEX deserve to know about those things before voting.

Another very atypical thing about the proposed merger is that the Board has established a procedure so that the merger will be approved even if holders of only a small minority of the outstanding shares of DEX vote for it. That is virtually unprecedented. In fact, we have never seen any merger that did not require holders of at least a majority of the outstanding shares to vote for it. Fortunately, a quorum is necessary to hold a valid meeting so if less than 50% of the outstanding shares are not represented at the special meeting the merger cannot be approved. THEREFORE, WE THINK THE BEST THING FOR STOCKHOLDERS TO DO IS TO SIMPLY NOT VOTE.

If you would like to discuss this matter, please contact me directly at (914) 260-8248 or email me at pgoldstein@bulldoginvestors.com.

IMPORTANT!!!

IF YOU RECEIVE A REQUEST TO VOTE YOUR PROXY, DO NOT DO IT – EVEN TO VOTE AGAINST THE MERGER! IF YOU HAVE ALREADY VOTED, PLEASE CALL INVESTORCOM AT 1-877-972-0090 AND THEY WILL TELL YOU HOW YOU CAN WITHDRAW YOUR VOTE.

Very truly yours,

Phillip Goldstein